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09055583

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2009

SEC FILE NUMBER
8- 66920

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascentage Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pillsbury Street Suite 405
(No. and Street)

Concord (City) NH (State) 03301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore P. Chumas 603-227-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCafferty & Company, P.C.
(Name – *if individual, state last, first, middle name*)

71 Spit Brook Road (Address) Nashua (City) NH (State) 03060 (Zip Code)

PROCESSED
MAR 04 2009
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2009
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Theodore P. Chumas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascentage Advisors, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Theodore P. Chumas

Signature

Principal

Title

Kathleen P St Louis

Notary Public

KATHLEEN P. ST. LOUIS, Notary Public
My Commission Expires April 21, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENTAGE ADVISORS, LLC
FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2008 AND 2007

TABLE OF CONTENTS

Members

American Institute Of Certified Public Accountants

Massachusetts Society Of Certified Public Accountants

New Hamshire Society of Certified Public Accountants

McCafferty & Company, P.C.

Certified Public Accountants
Registered Investment Advisors

President
Edward McCafferty

Treasurer
Stephen Bahsler

Vice President
Stanley Maksalla

Independent Auditor's Report

To the Members
Ascentage Advisors, LLC
2 Pillsbury Street, Suite 405
Concord, NH 03301

We have audited the accompanying statement of financial condition of Ascentage Advisors, LLC as of December 31, 2008 and 2007, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascentage Advisors, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCafferty & Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants

February 20, 2009

70 Wells Avenue
Newton, Massachusetts 02459

Tel:617-964-3232
Fax: 617-964-3235

Email: ted@mccaffertycpa.com

71 Spit Brook Road
Nashua, New Hampshire 03060

Tel: 603-888-6618
Fax: 603-888-2227

Email: sbahsler@mccaffertycpa.com

1290 Beacon Street
Brookline, Massachusetts 02446

Tel: 617-738-4591
Fax: 617-738-6430

Email: ted@mccaffertycpa.com

ASCENTAGE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS	2008	2007
Cash	$16,620	$7,907
Accounts Receivable	-	7,500
Total Assets	$16,620	$15,407

LIABILITIES AND MEMBERS' EQUITY

Liabilities	$ -	$ -
Members' Equity:		
Members' Capital	$16,500	$16,500
Accumulated Earnings / (Deficit)	120	(1,093)
Total Members' Equity	16,620	15,407
Total Liabilities and Members' Equity	$16,620	$15,407

See Auditors' Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements.

ASCENTAGE ADVISORS, LLC
STATEMENT OF INCOME
DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES	$ 195,602	$ 186,235
EXPENSES		
Bank Charges	$ 87	$ -
Dues and Subscriptions	498	2,385
Franchise Tax	200	200
Insurance	655	364
Office Expenses	6,595	6,092
Professional Fees	19,549	55,089
Payments made to Members	162,000	115,000
Regulatory Fees	3,650	-
Taxes Other	1,222	1,200
Total Expenses	$ 194,456	$ 180,330
OTHER INCOME		
Interest Income	$ 67	$ 78
Total Other Income	$ 67	$ 78
Net Income / (Loss)	$ 1,213	$ 5,983
Accumulated Earnings/(Deficit) - Beginning	(1,093)	(7,076)
Accumulated Earnings/(Deficit) - Ending	$ 120	$ (1,093)

See Auditors' Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements.

ASCENTAGE ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
DECEMBER 31, 2008

	Members' Capital	Net Income/ (Loss)	Total
Balance January 1, 2008	$ 15,407	$ -	$ 15,407
Member Contributions to Capital	-	-	-
Return of Capital	-	-	-
Net Income December 31, 2008	$ -	$ 1,213	$ 1,213
Balance December 31, 2008	$ 15,407	$ 1,213	$ 16,620

See Auditors' Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements.

ASCENTAGE ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
DECEMBER 31, 2007

	Members' Capital	Net Income/ (Loss)	Total
Balance January 1, 2007	$ 9,424	$ -	$ 9,424
Member Contributions to Capital	-	-	-
Return of Capital	-	-	-
Net Loss December 31, 2007	$ -	$ 5,983	$ 5,983
Balance December 31, 2007	$ 9,424	$ 5,983	$ 15,407

See Auditors' Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements.

ASCENTAGE ADVISORS, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2008 AND 2007

	2008	2007
Cash Flows from Operating Activities		
Net Income (Loss)	$ 1,213	$ 5,983
(Increase) / Decrease in Accounts Receivable	7,500	(7,500)
Net Increase/Decrease in Cash	$ 8,713	$ (1,517)
Cash Balance - Beginning	7,907	9,424
Cash Balance - Ending	$ 16,620	$ 7,907

	2008	2007
Supplemental Disclosure of Cash Flow Information		
Cash Paid During the Year for:		
Taxes	200	200
Interest	-	-

For purposes of statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in the State of Delaware on January 27, 2005 to conduct business as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company acts principally as a representative of business clients in the private placements of their securities arising from mergers, acquisitions, divestitures, recapitalizations, debts, mezzanine and equity financing.

Income Taxes

The Company is a Limited Liability Company and is taxed as a partnership for federal income tax purposes. Consequently, income or loss flows directly to the members, and income taxes are determined at the member level.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-l, was $16,620 at December 31, 2008, which exceeded required net capital of $5,000 by $11,620, and did not differ from the unaudited calculation of the net capital per the Company's December 31, 2008 Focus Report. The ratio of aggregate indebtedness to net capital for December 31, 2008 and 2007 was 0%.

SCHEDULE 1
ASCENTAGE ADVISORS, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15C3-1
DECEMBER 31, 2008 AND 2007

	2008	2007
AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness	$ -	$ -
NET CAPITAL		
Members' Capital	16,500	16,500
Accumulated Income/(Deficit)	120	(1,093)
Total Members' equity qualified for net capital	$ 16,620	$ 15,407
DEDUCTIONS AND/OR CHARGES		
NON-ALLOWABLE ASSETS	-	(7,500)
Net Capital, as defined	$ 16,620	$ 7,907
CAPITAL REQUIREMENTS	$ 5,000	$ 5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 11,620	$ 2,907
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0%	0%

SCHEDULE II
ASCENTAGE ADVISORS, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2008 AND 2007

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

ASCENTAGE ADVISORS, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2008 AND 2007

The Company claims exemption from the segregation of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV
ASCENTAGE ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER
RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008 AND 2007

The Company is exempt from the reserve requirements of Rule 15c3-3, as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.

ASCENTAGE ADVISORS, LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2008 AND 2007

Members

American Institute Of
Certified Public Accountants

Massachusetts Society Of
Certified Public Accountants

New Hamshire Society of
Certified Public Accountants

McCafferty & Company, P.C.

Certified Public Accountants
Registered Investment Advisors

President
Edward McCafferty

Treasurer
Stephen Bahsler

Vice President
Stanley Maksalla

Independent Auditor's Report on Internal Control Structure required by SEC Rule 17a-5

To the Members
Ascentage Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Ascentage Advisors, LLC for the years ended December 31, 2008 and 2007, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Ascentage Advisors, LLC does not carry securities accounts for customers or perform custodial functions relating the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraphs.

70 Wells Avenue
Newton, Massachusetts 02459

Tel:617-964-3232
Fax: 617-964-3235

Email: ted@mccaffertycpa.com

71 Spit Brook Road
Nashua, New Hampshire 03060

Tel: 603-888-6618
Fax: 603-888-2227

Email: sbahsler@mccaffertycpa.com

1290 Beacon Street
Brookline, Massachusetts 02446

Tel: 617-738-4591
Fax: 617-738-6430

Email: ted@mccaffertycpa.com

Members

American Institute Of
Certified Public Accountants

Massachusetts Society Of
Certified Public Accountants

New Hamshire Society of
Certified Public Accountants

McCafferty & Company, P.C.
Certified Public Accountants
Registered Investment Advisors

President
Edward McCafferty

Treasurer
Stephen Bahsler

Vice President
Stanley Maksalla

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control; that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2008 and 2007, to meet the Commission's objectives.

This report is intended solely for the use of the Members, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McCafferty & Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants

February 20, 2009

70 Wells Avenue
Newton, Massachusetts 02459

Tel:617-964-3232
Fax: 617-964-3235

Email: ted@mccaffertycpa.com

71 Spit Brook Road
Nashua, New Hampshire 03060

Tel: 603-888-6618
Fax: 603-888-2227

Email: sbahsler@mccaffertycpa.com

1290 Beacon Street
Brookline, Massachusetts 02446

Tel: 617-738-4591
Fax: 617-738-6430

Email: ted@mccaffertycpa.com

BLANK PAGE (INTENTIONAL)

END